15048245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NCM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 S. Southeast Blvd. Ste. 205
(No. and Street)

Spokane	WA	99223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jen Isotalo (509) 456-2526 x. 20
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeCoria-Maichel-Teague
(Name – *if individual, state last, first, middle name*)

7307 N Division. Ste. 222	Spokane	WA	99208
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/15

3/13/15

OATH OR AFFIRMATION

I, James K. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NCM Securities Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2-25-15

President/CEO

Title

JENNIFER L. ISOTALO
COMMISSION EXPIRES
NOTARY PUBLIC
3-29-18
STATE OF WASHINGTON

Notary Public 2/25/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NCM Securities, Inc.

Financial Statements and Supplementary Information

December 31, 2014

NCM Securities, Inc.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

REPORT REQUIRED BY SEC RULE 17A-5

NCM Securities, Inc.

FINANCIAL STATEMENTS

dm-t
decoria • maichel • teague

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of NCM Securities Inc.

We have audited the accompanying financial statements of NCM Securities Inc. ("the Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of NCM Securities Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information, Computation of Net Capital Under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated in all material respects, in relation to the financial statements as a whole.

DeCoria, Maichel & Teague, PS

DeCoria, Maichel & Teague, PS
Spokane, Washington
February 13, 2015

NCM Securities, Inc.
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash and cash equivalents	$	90,514
Commissions receivable		3,636
Federal income taxes receivable		80
Related party receivable		169,521
	$	263,751
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	912
Related party overhead payable		2,000
Business and payroll taxes payable		1,520
		4,432
Stockholder's Equity		
Common stock, $1 par value:		
Authorized, 100 shares;		
Issued and outstanding, 80 shares		80
Additional paid-in capital		6,280
Retained earnings		252,959
		259,319
	$	263,751

The accompanying notes are an integral part of these financial statements.

NCM Securities, Inc.
Statement of Operations
Year Ended December 31, 2014

Revenues		
Commissions	$	53,976
Interest and dividends		4
		53,980
Expenses		
Related party overhead		16,910
Salaries and wages		16,644
Regulatory fees and licenses		4,812
Business and payroll taxes		1,909
Professional fees		8,252
Dues and subscriptions		2,899
Office supplies and miscellaneous		2,420
		53,846
Net Income Before Federal Income Taxes		134
Federal Income Tax Provision		(20)
Net Income	$	114

The accompanying notes are an integral part of these financial statements.

NCM Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2014	80	$ 80	$ 6,280	$ 252,845	$ 259,205
Net income	-	-	-	114	114
Balances, December 31, 2014	80	$ 80	$ 6,280	$ 252,959	$ 259,319

The accompanying notes are an integral part of these financial statements.

NCM Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	114
Adjustments to reconcile net income to net cash from operating activities:		
Overhead expenses credited to related party receivable		5,488
Change in operating assets and liabilities:		
Commissions receivable		83
Federal income taxes receivable		(80)
Related party receivable		4,677
Commissions payable		171
Related party overhead payable		(197)
Federal income taxes payable		(3)
Business and payroll taxes payable		445
Net Increase in Cash		10,698
Cash at Beginning of Year		79,816
Cash at End of Year	$	90,514
Supplemental Disclosure of cash paid for income taxes	$	103

The accompanying notes are an integral part of these financial statements.

Note 1 - The Company and Significant Accounting Policies

Principal Business Activity

NCM Securities, Inc. (the Company), was incorporated under the laws of the State of Washington on September 14, 1993 to operate as a broker/dealer engaging in mutual fund transactions. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Spokane, Washington.

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments with an original maturity of three months or less.

Receivables and Credit Policy

Commissions receivable consist primarily of commissions due from various insurance companies and other broker/dealers under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due. There were not material temporary differences at the balance sheet dates, so no deferred tax assets or liabilities are reflected in the accompanying financial statements.

The Company evaluates its tax positions on an annual basis. Management has determined that there are no uncertain tax positions at December 31, 2014 that meet the criteria for recognition in the financial statements. The Company will recognize future accrued interest expense and penalties related to uncertain tax positions in income tax expense if incurred. The Company is no longer subject to Federal tax examinations for years before 2011.

Revenue Recognition

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, and also commission-based annuity services. Commission revenue and related clearing expenses are recorded on a trade-date basis as transactions occur. Revenues are earned in the period the services are provided.

Note 1 - The Company and Significant Accounting Policies, continued:

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 13, 2015, the date which the financial statements were available to be issued.

Note 2 - Segregated Cash

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by FINRA. At December 31, 2014, there was $1,475 in the segregated cash account. The amount is included in cash on the financial statements. There is no minimum balance required in this reserve account at December 31, 2014.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $87,806 at December 31, 2014. The Company's net capital ratio was .05 to 1 at December 31, 2014.

Note 4 - Related Party Transactions

During 2014, the Company's president and stockholder, assigned an account receivable due him from Northern Capital Management, Inc. ("Northern Capital"), a company controlled by him, in the amount of $52,268. The assignment reduced a previous balance due the Company from the stockholder for an equal amount. In connection with the assignment, the stockholder fully extinguished the previous balance due with a cash payment to the Company of $4,667.

At December 31, 2014, the Company had a receivable due from Northern Capital in the amount of $169,521 that results from credits and changes between the two companies in the ordinary course of business. The Company shares certain overhead and payroll expenses with Northern Capital and has an agreement with Northern Capital whereby monthly overhead expenses are charged by Northern Capital to the Company. During the year ended December 31, 2014, the Company incurred overhead expenses charged by Northern Capital of $16,910, $5,488 of which was credited to the receivable due from Northern Capital.

NCM Securities, Inc.

SUPPLEMENTARY INFORMATION

NCM Securities, Inc.

Schedule 1: Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission
As of December 31, 2014

Net Capital		
Stockholder's equity:		
Common stock	$	80
Additional paid-in capital		6,280
Retained earnings		252,959
Total stockholder's equity		259,319
Deductions:		
Non-allowable assets:		
CRD deposit		1,475
Commissions receivable		437
Federal income tax receivable		80
Related party receivable		169,521
		171,513
Net Capital		87,806
Minimum Net Capital Required		5,000
Excess Net Capital	$	82,806
Aggregate Indebtedness		
Commissions payable	$	912
Related party overhead payable		2,000
Business and payroll taxes payable		1,520
	$	4,432
Ratio of Aggregate Indebtedness to Net Capital		.05 to 1

There is no material difference from the Company's computation and Part II of Form X-17A-5(a) on December 31, 2014.

NCM Securities, Inc.

Schedules 2 and 4: *Computation for Determination of Reserve Requirements*; and *Information relating to Possession or Control Requirements* -Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2014

NCM Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transaction with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, NCM Securities, Inc. is exempt under Rule 15c3-3.

NCM Securities, Inc.

REPORT REQUIRED BY SEC RULE 17A-5

A PROFESSIONAL SERVICES FIRM

Certified Public Accountants
Business Consultants

dm-t
decoria • maichel • teague

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of NCM Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Provision Report, in which (1) NCM Securities, Inc. identified the provisions of 17 C.F.R. §15c3-3 (k) 2(ii) (the "exemption provisions") under which it claimed an exemption from 17 C.F.R.§240.15c3-3 and (2) NCM Securities, Inc. Company stated that it met the identified exemption provisions for the period June 1, 2014 (effective date) through December 31, 2014 without exception. NCM Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NCM Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeCoria, Maichel + Teague, PS

DeCoria, Maichel & Teague, PS
Spokane, Washington
February 13, 2015

NCM SECURITIES, INC.

2700 S. SOUTHEAST BOULEVARD, SUITE 205
SPOKANE, WA 99223-4984
TELEPHONE (509) 456-2526
FAX (509) 456-2550
TOLL FREE (800) 826-9803

EXEMPTION REPORT

SEC Rule 17a5(d)(4)

December 31, 2014

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- NCM Securities, Inc. is a broker-dealer registered with the SEC and FINRA.
- NCM Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year that ended December 31, 2014.
- NCM Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- NCM Securities, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of June 1, 2014 through December 31, 2014 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

James K. Wilson
Financial and Operations Principal